ORBIT INTERNATIONAL CORP.
80 CABOT COURT
HAUPPAUGE, NY 11788
TELEPHONE: 631-435-8300
FAX #:     631-435-8458





                                        June  2,  2005


Ms.  Michele  Gohlke,  Branch  Chief
Division  of  Corporation  Finance
U.S.  Securities  and  Exchange  Commission
100  F  Street,  N.E.
Washington,  DC  20549

Re: Comments on Form 10-KSB for the year ended December 31, 2004 and related filings.
File  No.  000-03936

Dear  Ms.  Gohlke:
     Pursuant to your letter dated May 23, 2005, enclosed is the supplemental information requested in your comments. Our responses have been keyed to your comments as requested.

Form  10-KSB  for  the  Year  Ended  December  31,  2004
--------------------------------------------------------

Item  8A.  Controls  and  Procedures
------------------------------------

1. During the three months ended December 31, 2004, there were no changes to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We will revise our disclosure in future filings.

Consolidated  Financial  Statements
-----------------------------------

Note  2.  Summary  of  Significant  Accounting  Policies
--------------------------------------------------------

2. We do not account for our contracts using the guidance in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. We have always maintained that the type of electronic components and subsystems that we manufacture are not complex in nature and take a relatively short time to complete and ship. Our contracts are generally for a large quantity of units at lower unit prices as opposed to very small quantities with high unit prices. In addition, the contracts we receive are generally short-term in nature. Consequently, we do not believe our contracts are within the scope of the SOP. As disclosed in our Significant Accounting Policies, we record our revenue when units are completed and shipped under a contract.

3. All of our contracts are for products made to specific customer specifications with no right of return. All of our units are tested prior to shipment by our internal test department and in many cases, are inspected by a customer representative prior to shipment from our facility. All of our units are shipped with a one-year warranty. Our units are returned from time to time due to failure in the field, but in most instances at a time well beyond the warranty period (the customer would be invoiced for the repair). Infrequently, units will be received and repaired within the warranty period at no cost. These costs have been immaterial to date. We will revise our disclosure in future filings.

Form  10-QSB  for  the  Quarter  Ended  March  31,  2005
--------------------------------------------------------

Notes  to  Condensed  Consolidated  Financial  Statements
---------------------------------------------------------

Note  4.  Cost  of  Sales
-------------------------

4. The costs associated with all of our shipments are estimated on a quarterly basis based on material and labor standards established for each contract. An attrition factor for material and a fatigue factor for labor are also included. Labor and overhead burden rates are actual rates determined on a quarterly basis consistent with year-end. This method complies with GAAP because we believe it provides the most accurate measure of periodic income during an interim period.

Each year, we make true-up adjustments in the fourth quarter based on our physical inventory. The true-up adjustment made in 2004 resulted in an increase to gross profit of $97,000 and the true-up adjustment made in 2003 resulted in a decrease to gross profit of $3,000. We do not consider these amounts to be significant.

Forms  8-K  dated  March  3,  2005  and  May  5,  2005
------------------------------------------------------

5.     Future  filings  will  be  revised  accordingly.
6.     Future  filings  will  be  revised  accordingly.


In  addition  to  our  responses  above, the Company acknowledges the following:

a. The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing, please contact me at 631-435-8300.


Very  truly  yours,
ORBIT  INTERNATIONAL  CORP.

/s/  Mitchell  Binder

Mitchell  Binder
Vice  President-Finance


Enclosure
cc:  Elliot  Lutzker,  Robinson  &  Cole  LLP